UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR Announces Resolutions Approved at the General Annual Ordinary
Shareholders' Meeting Held on April 26, 2010

MEXICO CITY, April 27, 2010 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V.(NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight others in the southeast of Mexico, announced that shareholders adopted the following resolutions and considered the following matters at the General Ordinary Shareholders' Meeting held in Mexico City on April 26, 2010:

General Annual Ordinary Meeting
Summary of Resolutions

1.
Approval of the report submitted by the General Director to the Board of Directors, accompanied by the external statutory auditor’s report, with respect to the operations and results of the Company during the fiscal year ended on December 31, 2009, as well as the opinion of the Board of Directors in regard to the content of such report.

2.
Approval of the report submitted by the Board of Directors with respect to the principal accounting and information policies and criteria followed in the preparation of the Company’s financial information. Furthermore, note was taken of the report submitted by the Board of Directors with respect to the transactions entered into with Related Persons, Relevant Shareholders or contracts exceeding US$2,000,000.00.

3.
Note was taken that the report of the activities and operations in which the Board of Directors intervened, pursuant to article 28 IV (e) of the Securities Market Law, was not prepared because during the fiscal year ended on December 31, 2009, the Board of Directors did not intervene in any activities or operations to be reported.

4.	Approval of the audited individual and consolidated financial statements of the Company for the year ended December 31, 2009.

5.	Approval of the report submitted by the Audit Committee of the Company with respect to its operations during the fiscal year ended on December 31, 2009.

6.	Approval of the activities of the Board of Directors during the year ended on December 31, 2009.

7.
Approval of the report on, and the fulfillment of the fiscal obligations of the Company for the fiscal year ended on December 31, 2008. Note was taken that the report for the year ended on December 31, 2009 has not been issued yet and that it will be presented for approval at the first General Shareholders Meeting to be held after the report is issued.

8.
Approval of an increase in the legal reserve of the Company by Ps. 40,622,195.00 (forty million six hundred twenty-two thousand one hundred ninety-five pesos 00/100 Mexican Currency). Accumulated net profits for the year ended December 31, 2009 amounted to Ps.811,973,890.00 (eight hundred eleven million nine hundred seventy-three thousand eight hundred ninety pesos 00/100 Mexican Currency).

9.
Approval of the maximum amount of resources that the Company shall be able to allocate to buy back its own shares during the fiscal year 2010, pursuant to article 56 of the Securities Market Law, in the amount of Ps.21,351,295.00 (twenty one million three hundred fifty-one thousand two hundred ninety-five pesos 00/100 Mexican Currency).

10.
Approval of (i) an ordinary cash dividend, to be charged to results pending application of net income, in the amount of Ps.2.50 pesos (two pesos 50/100 Mexican Currency) per share, which will be paid starting on May 19, 2010 in a single installment to each of the outstanding common Series “B” and “BB” shares representing the paid-in capital stock of the Company on such date and (ii) the taxes for which the Company is responsible with respect to the dividend payment.

The payment of the dividend shall be made through the variable income (Renta Variable) area of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtémoc, 06500, México City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of May 19, 2010.

11.
Payment of the dividend shall be made against delivery of coupon “03” of the outstanding stock certificates in accordance with the terms notified to shareholders. The dividend payment notice shall be published no later than April 29, 2010 in a newspaper of general circulation.

12.
Approval of the resignation presented by Mr. George J. Vojta as permanent member of the Board of Directors and release from any liability he might have incurred in the due execution of his position. Approval of the appointment of Mr. Guillermo Ortiz Martínez as permanent member of the Board of Directors.

13.
Approval of the activities of the Board of Directors, Statutory Auditors, Secretary and Assistant Secretary during the year ended on December 31, 2009, and release from any liability they might have incurred in the due execution of their position.

14.	Ratification of Mr. Fernando Chico Pardo as President of the Board of Directors.

15.
Ratification of all the permanent and assistant members of the Board of Directors. Mr. Rafael Robles Miaja and Ms. Ana María Poblanno Chanona were ratified as non-member Secretary and Assistant Secretary, respectively, to the Board of Directors.

16.	Ratification of Messrs. Fernando Chico Pardo, Rasmus Christiansen and Roberto Servitje Sendra, as members of the Nomination and Compensation Committee.

17.
Approval of the resignation presented by Mr. George J. Vojta as permanent member of the Audit Committee and the appointment of Mr. Guillermo Ortiz Martinez as permanent member of the Audit Committee. Messrs. Ricardo Guajardo Touché and Francisco Garza Zambrano were ratified as permanent members of the Audit Committee.

18.	Ratification of Mr. Ricardo Guajardo Touché as President of the Audit Committee.

19.	Note was taken of the resignation of Mr. Francisco Garza Zambrano as member of the Operations Committee and the appointment of Mr. Luis Chico Pardo as member of the Company’s Operations Committee.

20.	Approval of the proposal made by the Nomination and Compensation Committee to pay the following compensation to the members of the management bodies of the Company:

-	Each member of the Board of Directors will receive US$4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America), plus travel expenses, if any, per meeting attended.

-
Each member of the Nominations and Compensations Committee will receive US$ 4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America), plus travel expenses, if any, per meeting attended.

-	Each member of the Audit Committee will receive US$6,000.00 (Six thousand dollars 00/100, legal currency of the United States of America), plus travel expenses, if any, per meeting attended.

-	Each member of the Operations Committee will receive US$4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America), plus travel expenses, if any, per meeting attended.

-
Each member of the Acquisitions and Agreements Committee will receive US$1,500.00 (One thousand five hundred dollars 00/100, legal currency of the United States of America), plus travel expenses, if any, per meeting attended.

21.
Special Delegates of the General Annual Ordinary Shareholders’ Meeting were appointed to appear before Notary Public to legalize the minutes of this meeting or undertake any other action necessary to formalize and give effect to the resolutions undertaken at this meeting.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 27, 2010